Exhibit 23.14

CONSENT OF EXPERT

In connection with the Registration Statement on Form F-10, including any amendments thereto (the “Registration Statement”), of Yamana Gold Inc., I, Dennis Bergen, P.Eng., of Roscoe Postle Associates Inc., hereby consent to the use of my name in connection with the reference to the mineral reserve estimates for the Mercedes Project as at December 31, 2013 (the “Estimates”) and to the report entitled “Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico” dated February 25, 2014 and updated as of May 31, 2014 (the “Report”) and to the inclusion or incorporation by reference of references to and summaries of the Estimates and the Report in the Registration Statement.

ROSCOE POSTLE ASSOCIATES INC.

By:	/s/ Dennis Bergen
Name:	Dennis Bergen, P.Eng.
Title:	Associate Principal Mining Engineer

Dated: February 17, 2015